News Release 20-12

May 11, 2020

SSR MINING AND ALACER GOLD ANNOUNCE AT-MARKET
MERGER OF EQUALS TO CREATE A FREE CASH FLOW FOCUSED,
DIVERSIFIED GOLD PRODUCER
All dollar figures in US dollars unless otherwise stated

VANCOUVER, BC & TORONTO, ON – SSR Mining Inc. (NASDAQ: SSRM and TSX: SSRM) (“SSR Mining”) and Alacer Gold Corp. (TSX: ASR and ASX: AQG) (“Alacer”) are pleased to announce that they have entered into a definitive agreement (the “Agreement”) to combine in an at-market merger of equals pursuant to a plan of arrangement under the Business Corporations Act (Yukon) (the “Transaction”).

The combined entity will continue as SSR Mining Inc. and will be headquartered in Denver, Colorado with a corporate office in Vancouver, B.C. and will be led by Rod Antal as President & CEO and Michael Anglin as Chairman. Following the completion of the Transaction, the new board of directors will be comprised of five directors from each of the current SSR Mining and Alacer boards of directors for a total of 10 directors, including the CEO.

Pursuant to the Transaction, Alacer shareholders will receive 0.3246 SSR Mining shares for each Alacer share held (the “Exchange Ratio”). The Exchange Ratio, together with closing prices for both SSR Mining and Alacer common shares on the Toronto Stock Exchange on May 8, 2020, implies consideration of C$8.19 per Alacer common share and a combined market capitalization of approximately $4.0 billion. At closing, SSR Mining and Alacer shareholders will collectively own approximately 57% and 43% of SSR Mining, respectively, on an issued and outstanding share basis.

Transaction Highlights

•Diversified Operating Platform:
•Creates a diversified portfolio of high quality, long life operating assets across four jurisdictions
•Consensus1 forward-looking 3-year average annual production profile of ~780 koz AuEq at ~$900/oz AISC2

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1Derived from consolidated analyst consensus estimates for SSR Mining and Alacer sourced from Capital IQ. Refer to section entitled “Analyst consensus forecasts” at the end of this press release for additional information.
2All-in Sustaining Costs (AISC) is a Non-GAAP Measure with no standardized definition under IFRS. For further information and a detailed reconciliation to IFRS, please see the “Non-GAAP Measures” section of Alacer’s most recent MD&A
.

•Experienced Leadership Team:
•Combines management with shared track records of creating value through exploration, construction, and operations
•Brings together expertise in open pit, underground, pressure oxidation, heap leach, and flotation operations
•Free Cash Flow Leader:
•Based on consensus estimates3, the combined entity is expected to generate peer leading average annual pro forma free cash flow4 of ~$450 million (2020E-2022E), well ahead of a peer group annual average of $275 million
•Financial Strength:
•Strong balance sheet with consolidated cash5 and marketable securities of ~$700 million to support growth pipeline and facilitate capital returns evaluation
•Organic Growth Potential:
•Three significant district scale land packages in USA, Canada, and Turkey
•Attractive growth portfolio of low capital intensity greenfield and brownfield opportunities
•Track record of resource conversion, successful greenfield and brownfield exploration, and project construction
•Enhanced Market Presence:
•Attractive trading liquidity across multiple global exchanges to drive enhanced capital markets presence and investor relevance

Paul Benson, President and CEO of SSR Mining said, “The zero-premium merger of SSR Mining and Alacer creates an exciting leading intermediate gold producer with exceptional financial strength, robust margins, strong cash flow generation, and long mine lives that will be run by highly experienced management with a track record of value creation. Consistent with our long-standing strategy of growth through a combination of organic development and M&A, the new SSR Mining will be well positioned to build on the strong foundation of both companies to continue growing and delivering value for all shareholders.”

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3Derived from analyst consensus estimates for SSR Mining and Alacer sourced from Capital IQ. Refer to section entitled “Analyst consensus forecasts” at the end of this press release for additional information.
4Free Cash Flow is a Non-GAAP Measure. For further information, please see the “Non-GAAP Measures” section of Alacer’s most recent MD&A.
5Consolidated cash is a Non-GAAP Measure and includes cash and cash equivalents, cash that is restricted and shown as a long-term asset in Alacer’s financial statements and attributable cash held by joint venture partners accounted for using the equity method. For further information, please see the “Non-GAAP Measures” section of Alacer’s most recent MD&A.

Rodney P. Antal, President and CEO of Alacer said, “The combination of Alacer and SSR Mining will create a diversified portfolio of high quality, long-life mines across four mining-friendly jurisdictions. Our focus at Alacer over the past several years has been on generating peer-leading free cash flow – this merger allows us to continue this strategy while diversifying our single operating asset exposure. In addition, the increased financial strength of the combined business will allow us to leverage the proven project execution capabilities of the combined management team to continue delivering on the extensive organic growth portfolio and compete for attractive assets as they arise. The complementary nature of the assets and the cultural alignment of the organizations will facilitate an effective integration and allow us to continue to deliver value to our shareholders.”

Transaction Conditions and Timing
Under the terms of the Agreement, the Transaction will be carried out by way of a court approved plan of arrangement under the Business Corporations Act (Yukon) and will require the approval of at least 66-2/3% of the votes cast by the shareholders of Alacer at a special meeting. The issuance of shares by SSR Mining under the Agreement is also subject to the approval of the majority of votes cast by the SSR Mining shareholders at a special meeting.
Completion of the Transaction is also subject to regulatory and court approvals and other customary closing conditions. The Agreement includes customary provisions, including non-solicitation of alternative transactions, a right to match superior proposals and a $70 million reciprocal termination fee payable under certain circumstances.

Officers and directors of SSR Mining have entered into voting and support agreements with Alacer agreeing to vote their shares in favour of the Transaction. Officers and directors of Alacer have also entered into voting and support agreements with SSR Mining agreeing to vote their shares in favour of the Transaction.

Full details of the Transaction will be included in a joint management information circular of both SSR Mining and Alacer to be delivered to their respective shareholders in the coming weeks. Subject to receiving requisite court approval, the special shareholder meetings of both companies are expected to be held in July 2020.

Board of Directors’ Recommendations
The Board of Directors of SSR Mining and the Board of Directors of Alacer have unanimously approved the Transaction and recommend that shareholders vote in favour of the Transaction. National Bank Financial Inc. and TD Securities Inc. have provided fairness opinions dated May 9, 2020 to the Board of Directors and the Special Committee of independent directors of SSR Mining, respectively, stating that, as of the date of such opinions and based upon and subject to the assumptions, limitations and qualifications stated in such opinions, the consideration to be paid by SSR Mining to the shareholders of Alacer is fair, from a financial point of view, to SSR Mining. Scotiabank and CIBC World Markets Inc. have provided fairness opinions dated May 9, 2020 to the Board of Directors of Alacer stating that, as of the date of such opinions and based upon and subject to the assumptions, limitations and qualifications stated in such opinions, the consideration to be received by the shareholders of Alacer under the Transaction is fair, from a financial point of view, to shareholders of Alacer.

SSR Mining Update on 2.875% Senior Convertible Notes due 2033

SSR Mining announces that as of March 31, 2020, cash and equivalents totaled $398 million and the face value of outstanding debt was $230 million. The updated balances reflect the redemption of outstanding 2.875% Senior Convertible Notes due 2033 (the "2013 Notes”) as first announced on February 13, 2020. As of March 31, 2020, no 2013 Notes remain outstanding.

Advisors and Counsel

National Bank Financial Inc. acted as exclusive financial advisor to SSR Mining and McCarthy Tétrault LLP and Lawson Lundell LLP acted as legal counsel to SSR Mining. TD Securities Inc. acted as financial advisor to the Special Committee of independent directors of SSR Mining.

Scotiabank acted as exclusive financial advisor to Alacer and Stikeman Elliott LLP acted as legal counsel to Alacer. The board of directors of Alacer also retained CIBC World Markets Inc. to provide a fairness opinion.

Conference Call and Webcast

SSR Mining and Alacer will hold a joint conference call and webcast on May 11, 2020 at 5:30am PDT / 8:30am EDT / 10:30pm AEST to discuss the Transaction. Participants may dial in using the numbers below (no access code is needed).

Toll-free in U.S. and Canada: +1 (855) 327-6838
All other callers: +1 (604) 235-2082
Webcast: http://services.choruscall.ca/links/ssrmining20200511.html

The conference call will be available for playback for two weeks by dialing toll-free in U.S. and Canada: +1 (855) 669-9658, replay code 4566. All other callers: +1 (412) 317-0088, replay code 4566.

About SSR Mining

SSR Mining Inc. is a Canadian-based precious metals producer with three operations, including the Marigold gold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and Puna Operations in Jujuy, Argentina. SSR Mining also has two feasibility stage projects and a portfolio of exploration properties in North and South America. SSR Mining is committed to delivering safe production through relentless emphasis on Operational Excellence. SSR Mining is also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

About Alacer

Alacer is a leading low-cost intermediate gold producer whose primary focus is to leverage its cornerstone Çöpler Gold Mine and strong balance sheet as foundations to continue its organic multi-mine growth strategy, maximize free cash flow, and therefore create maximum value for shareholders. The Çöpler Gold Mine is located in east-central Turkey in the Erzincan Province, approximately 1,100 kilometers (“km”) southeast from Istanbul and 550km east from Ankara, Turkey’s capital city.

SSR Mining Contacts

Paul Benson, President, CEO & Director
W. John DeCooman, Jr., Senior Vice President, Business Development and Strategy
SSR Mining Inc.
Vancouver, BC
E-Mail: invest@ssrmining.com

Alacer Contacts

Rodney P. Antal, President, CEO & Director
F. Edward Farid, SVP, Business Development & Investor Relations
Lisa Maestas, Director, Investor Relations
Alacer Gold Corp.
Denver, CO
E-Mail: info@alacergold.com

Cautionary Note Regarding Forward-Looking Information and Statements:

Except for statements of historical fact relating to Alacer or SSR Mining, certain statements contained in this press release constitute forward-looking information, future oriented financial information, or financial outlooks (collectively “forward-looking information”) within the meaning of Canadian securities laws. Forward-looking information may be contained in this document and other public filings of Alacer or SSR Mining. Forward-looking information relates to statements concerning Alacer’s or SSR Mining’s outlook, anticipated events or results, statements as to Alacer and SSR Mining management expectations with respect to the Transaction and the combined company and in some cases, can be identified by terminology such as “may”, “will”, “could”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “projects”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not historical facts.

This press release also contains forward-looking statements regarding the anticipated completion of the Transaction and timing thereof. Forward-looking statements in this press release are based on certain key expectations and assumptions made by Alacer and SSR Mining, including expectations and assumptions concerning the receipt, in a timely manner, of regulatory and stock exchange approvals in respect of the Transaction. Although Alacer and SSR Mining believe that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Alacer and SSR Mining can give no assurance that they will prove to be correct. Forward-looking statements are subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this press release. The key risks and uncertainties include, but are not limited to governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof; developments with respect to the COVID-19 pandemic, including the duration, severity and scope of the pandemic and potential impacts on mining operations; and other risk factors detailed from time to time in Alacer and SSR Mining reports filed with the Canadian securities regulatory authorities. There are also risks that are inherent in the nature of the Transaction, including failure to obtain any required regulatory and other approvals (or to do so in a timely manner). The anticipated timeline for completion of the Transaction may change for a number of reasons, including the inability to secure necessary regulatory, stock exchange or other approvals in the time assumed, developments with respect to the COVID-19 pandemic or the need for additional time to satisfy the conditions to the completion of the Transaction. As a result of the foregoing, readers should not place undue reliance on the forward-looking statements contained in this press release concerning the timing of the Transaction.

Such forward-looking information and statements are based on a number of material factors and assumptions, including, but not limited in any manner to, those disclosed in any other of Alacer’s or SSR Mining’s filings, and include the inherent speculative nature of exploration results; the ability to explore; communications with local stakeholders; maintaining community and governmental relations; status of negotiations of joint ventures; weather conditions at Alacer’s or SSR Mining’s operations; commodity prices; the ultimate determination of and realization of mineral reserves; existence or realization of mineral resources; the development approach; availability and receipt of required approvals, titles, licenses and permits; sufficient working capital to develop and operate the mines and implement development plans; access to adequate services and supplies; foreign currency exchange rates; interest rates; access to capital markets and associated cost of funds; availability of a qualified work force; ability to negotiate, finalize, and execute relevant agreements; lack of social opposition to the mines or facilities; lack of legal challenges with respect to the property of Alacer or SSR Mining; the timing and amount of future production; the ability to meet production, cost, and capital expenditure targets; timing and ability to produce studies and analyses; capital and operating expenditures; economic conditions; availability of sufficient financing; the ultimate ability to mine, process, and sell mineral products on economically favorable terms; and any and all other timing, exploration, development, operational, financial, budgetary, economic, legal, social, geopolitical, regulatory and political factors that may influence future events or conditions. While we consider these factors and assumptions to be reasonable based on information currently available to us, they may prove to be incorrect.

You should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are only predictions based on our current expectations and our projections about future events. Actual results may vary from such forward-looking information for a variety of reasons including, but not limited to, risks and uncertainties disclosed in Alacer’s filings on its website at www.alacergold.com, on SEDAR at www.sedar.com and on the ASX at www.asx.com.au and SSR Mining’s filings on its website at www.ssrmining.com,on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and other unforeseen events or circumstances. Other than as required by law, Alacer and SSR Mining do not intend, and undertake no obligation to update any forward-looking information to reflect, among other things, new information or future events.

Non-GAAP Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), including free cash flow. Non-IFRS financial measures do not have any standardized meaning prescribed under IFRS and, therefore, they may not be comparable to similar measures reported by other companies. Each of SSR Mining and Alacer believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate business performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures should be read in conjunction with each company’s consolidated financial statements. For additional information, readers should refer to non-GAAP financial measures disclosure in each company’s recent filings with the Canadian securities regulatory authorities on SEDAR at http://www.sedar.com as well as the joint management information circular that will be delivered to shareholders of both companies.

Analyst consensus forecasts

This press release contains information summarizing consolidated analyst consensus forecasts, sourced from Capital IQ (wwww.capitaliq.com) as at May 8, 2020. The Capital IQ data is based on analyst estimates from Bank of America Securities, BMO Capital Markets, Canaccord Genuity, CIBC Capital Markets, Cormark Securities Inc., Credit Suisse, Macquarie, National Bank Financial, PI Financial Corp., RBC Capital Markets, Scotiabank, Stifel Canada, and UBS AG.

This information is intended to provide an “order of magnitude” indication for comparison purposes only, and is not intended to be, and should not be treated as, a forecast, estimate or guidance being made, adopted, confirmed or endorsed by the combined entity or either of Alacer or SSR Mining.